Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 14, 2014

Supplementing Preliminary Prospectus Dated March 25, 2014

Registration No. 333-193219

CITY OFFICE REIT, INC.

This free writing prospectus should be read together with the preliminary prospectus, dated March 25, 2014 relating to the initial public offering of common stock by City Office REIT, Inc. (the “Preliminary Prospectus”), included in Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-193219). The following information supplements and updates the information contained in the Preliminary Prospectus.

References to “City Office,” “our company,” “we,” “us,” “our,” “Advisor” and “Second City Group” are used in the manner described in the Preliminary Prospectus.

The Offering

Common stock offered by us	5,800,000 shares (plus up to an additional 870,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option in full)

Common stock to be outstanding after this offering	8,011,130 shares (1)(2)

Common stock and common units to be outstanding after this offering and the formation transactions	11,742,338 shares and common units (1)(2)(3)

Estimated net proceeds of this offering	We estimate that the net proceeds of this offering, after deducting underwriting discount and estimated expenses, will be approximately $61.9 million ($72.0 million if the underwriters exercise their over-allotment option in full).

Second City Group’s beneficial ownership after this offering	5,590,068 shares and common units (approximately 49.1% of our outstanding common stock and common units, or approximately 41.4% if the underwriters exercise their over-allotment option in full).

(1)	Assumes the underwriters’ over-allotment option to purchase up to an additional 870,000 shares of common stock is not exercised.
(2)	Includes 1,858,860 shares of our common stock issued to CIO REIT in the formation transactions and 352,270 shares of our common stock to be issued upon vesting and settlement of equity compensation grants to our executive officers. Does not include 1,000 shares of common stock initially issued to Second City, which will be repurchased by us at cost upon the completion of this offering, or 911,310 shares of our common stock or LTIP units (as defined below) available for future issuance under the Equity Incentive Plan. See “Executive and Director Compensation—Equity Incentive Plan.”
(3)	Includes 3,731,208 common units expected to be issued and outstanding upon completion of the formation transactions.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1593222/000119312514114343/d653703ds11a.htm. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Janney Montgomery Scott LLC, Attention: Equity Capital Markets Group, 60 State Street, 35th Floor, Boston, MA 02109, or by email at prospectus@janney.com.

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